Exhibit 99.1

North America’s Railroad

NEWS RELEASE

CN OUTLINES DETAILS OF STRATEGIC PLAN

Ambitious value creation plan targeting C$700 million of additional operating income, as well as a 57% operating ratio for 2022

Leveraging previous strategic investments and the strong condition of the existing network will bring capital spending down to approximately 17% of revenue for 2022 while retaining commitment to safety and customer service

CN to resume share repurchase program previously authorized by Board of Directors with remaining C$1.1 billion in share repurchases to be completed by end of January 2022

MONTREAL, September 17, 2021 – CN (TSX: CNR, NYSE: CNI) today announced the details of its strategic and financial value creation plan, “Full Speed Ahead – Redefining Railroading,” which will allow CN to continue delivering high-quality service to customers while generating profitable growth and enhanced returns to shareholders. The plan announced today builds upon CN’s January 2021 strategic plan to lead on safety, customer value, operational excellence, sustainability and social inclusion, while also delivering industry-leading shareholder returns.

“CN’s ambition is to build the premier railway of the 21st century by methodically investing in technologies to deliver high-quality service to customers, improve safety and sustainability, create capacity and reduce costs and delays. Just as CN pioneered the industry’s focus on efficiency to increase reliability, we are now well-positioned to lead the industry through its next transformation by investing in the success of our customers, workforce and communities while delivering enhanced financial results.”

— JJ Ruest, President and Chief Executive Officer of CN

“We spent the last several years making strategic and important customer-centric investments in our network, technology, sustainability and people. These investments have allowed us to deliver high-quality service to our customers and position us well to drive more sustainable returns to shareholders over the long-term. I am confident that CN’s senior management, a team of world-class railroaders who are focused on redefining the rail industry, have the skills and determination to lead the Company into this exciting next phase.”

— Robert Pace, Chair of the Board of Directors of CN

CN’s Vision for the Future (1)

CN is a unique franchise with 19,500 miles of railroad network connecting Canada’s Eastern and Western coasts with the U.S. South. As the only railroad with this three-coast access, CN has the best rail network in North America to drive long-term, sustainable, profitable growth.

CN has outlined a plan that is both ambitious and achievable. The Company’s focus will be on redefining railroading, driving profitable growth and making structural improvements for the next generation. CN has conducted an extensive review of all revenue and cost levers and has targeted C$700 million of operating income improvements to drive future growth. To achieve these improvements in 2022, CN intends to use a balanced approach that includes a strategic review of non-rail businesses and an optimization of labor productivity.

For 2022 CN expects to grow earnings per share (EPS) by approximately 20% and improve its operating ratio to 57%. Additionally, CN is reviewing its capital structure and financial leverage with a view to increasing total shareholder distributions.

CN is committed to operational excellence and delivering value for its shareholders by:

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Resuming share repurchases: CN will recommence share repurchases under the plan previously approved by CN’s Board of Directors in January 2021 and expects to complete the remaining C$1.1 billion of share repurchases by the end of January 2022.

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Increasing shareholder returns: CN is reviewing capital structure and financial leverage with a view to increase total shareholder distributions, including share repurchases in the range of C$5 billion for 2022.

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Reducing capital expenditures: CN expects to reduce capex to 17% of revenue in 2022 as a result of the current good condition of its network and the Company’s continued absolute commitment to safety and customer service. CN expects to maintain capex at 17% of revenue for 2023-24 unless there are significant market shifts.

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Producing compelling financial returns: CN is committed to driving top-quartile Total Shareholder Return (TSR), leading the industry in organic revenue growth driven by CN’s intermodal business and showing continuous improvement on its operating margin.

•	Lowering its operating ratio: CN is targeting an operating ratio of 57% for 2022 by:

•	Prioritizing rail operations, including car velocity, train speed and train length, and committing to pursuing strategic alternatives for adjacent non-rail businesses that are not best-in-class; and

•	Rationalizing its cost structure by streamlining management, especially support functions, to improve labor productivity by accelerating speed and quality of decision making.

CN believes an operating ratio of 57% is optimal for a world in which customers and regulators are putting a greater emphasis than ever on expanding customer choice, service and reliability.

As part of its strategic and financial plan, CN is reaffirming its 2021 financial outlook targets of double-digit adjusted diluted EPS growth versus 2020 adjusted diluted EPS of C$5.31, capital investments of approximately C$3.0 billion and free cash flow in the range of C$3.0 to C$3.3 billion.(2)

Focused on Leading the Industry with ESG Commitments

CN has a high-quality, experienced management team with a proven track record of executing on a forward-looking strategy as part of a sustainable future. CN continues to be the industry leader in fuel and carbon efficiency, with an uncompromising commitment to safety while also enhancing its top tier corporate governance profile. Key progress made on our plan to Deliver Responsibly includes:

•	Setting a science-based target of 43% carbon emission intensity reduction by 2030 based on 2019 levels;

•	Becoming the North American rail industry leader in fuel efficiency, consuming approximately 15% less locomotive fuel per gross ton mile;

•	Introducing an annual advisory vote on CN’s climate change action plan;

•	Aligning executive compensation with ESG objectives, including safety and fuel efficiency;

•	Reducing the mandatory retirement age and confirmed term limits for the Board of Directors;

•	Adding two new directors in 2021, along with a March 2021 announcement that our Board Chair will not be seeking re-election when his term expires in 2022; and

•	Setting a target of at least 50% of non-management directors coming from diverse groups, including gender parity, by the end of 2022.

Commitment to Enhancing Competition

Despite the recently terminated transaction, CN’s bid for Kansas City Southern reaffirmed CN as the premier North American railroad and secured CN an incremental US$700 million in break-up fees.

CN will continue to engage with market participants, railroads and shippers to ensure that all regulatory rules are enforced fairly, and customers do not suffer anti-competitive effects arising from a combination between Canadian Pacific and KCS.

Conference Call and Additional Information

CN will host a conference call today at 8:00am Eastern Time to discuss its strategic and financial value creation plan. JJ Ruest, CN President and Chief Executive Officer, will lead the call.

Parties wishing to participate via telephone may dial 1-866-324-3683 (Canada / U.S.), or 1-509-844-0959 (International) using 4682157 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

CN will webcast the presentation live and furnish slides supporting the remarks via the Investors section of its website at www.CN.ca/en/investors. A webcast replay will be available after the call ends.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN, and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

(1) Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

2021 Key Assumptions

CN has made a number of economic and market assumptions in preparing its 2021 outlook. The Company assumes that North American industrial production for the year will increase in the high single-digit range and assumes U.S. housing starts of approximately 1.45 million units and U.S. motor vehicle sales of approximately 16 million units. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company now assumes that the 2021/2022 grain crops in both Canada and the U.S. will be below their respective three-year averages (compared to its July 20, 2021 assumption that both would be in line with their respective three-year averages). CN now assumes total RTMs in 2021 will increase in the mid single-digit range versus 2020 (compared to its July 20, 2021 assumption of an increase in the high single-digit range). CN assumes continued pricing above rail inflation. CN assumes that in 2021, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and that in 2021 the average price of crude oil (West Texas Intermediate) will be approximately US$60 per barrel.

2022 Key Assumptions

CN has made a number of economic and market assumptions in preparing its 2022 targets. The Company assumes that North American industrial production for 2022 will increase in the mid single-digit range in 2022 and assumes U.S. housing starts of approximately 1.57 million units and U.S. motor vehicle sales of approximately 16.9 million units. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be below their respective three-year averages. CN assumes the RTMs in 2022 will increase in the low single-digit range versus 2021. CN assumes continued pricing above rail inflation. CN assumes that in 2022, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and that in 2022 the average price of crude oil (West Texas Intermediate) will be approximately US$65 per barrel.

(2) Non-GAAP Measures

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN’s full-year 2021 adjusted diluted EPS outlook excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

Contacts:

Media

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca